Exhibit 99.1

Linkage Global Inc Announces Fiscal Year 2024 Financial Results

TOKYO, January 24, 2025 (GLOBE NEWSWIRE) -- Linkage Global Inc (“Linkage Cayman”, or the “Company”), a cross-border e-commerce integrated services provider headquartered in Japan, today announced its financial results for the fiscal year ended September 30, 2024.

Fiscal Year 2024 Financial Highlights

●	Total revenues decreased by approximately 19.19% from USD12.73 million for the fiscal year ended September 30, 2023 to USD10.29 million for the fiscal year ended September 30, 2024.

●	Our new fully managed e-commerce operation services that was launched in April 2024, generated USD3.28 million in revenue.

●	Gross profit increased by approximately USD2.31 million, or 123.91%, from USD1.86 million for the fiscal year ended September 30, 2023 to USD4.17 million for the fiscal year ended September 30, 2024.

●	Net loss decreased by USD0.21 million, or 32.69%, from USD0.65 million for the fiscal year ended September 30, 2023 to USD0.44 million for the fiscal year ended September 30, 2024.

Mr. Zhihua Wu, Chairman and CEO of the Company, commented: “For the fiscal year ending September 30, 2024, total revenues decreased by about 19.19% from USD12.73 million in 2023 to USD10.29 million, primarily attributable to the decrease of cross-border sales. Specifically, cross-border revenues fell by USD4.11 million, with our Japanese subsidiary experiencing a 53.12% decline. This was largely driven by yen depreciation, which raised prices in Japan and resulted in a decline in consumers’ purchasing power. It was also exacerbated by the depreciation of the Japanese yen against U.S. dollars.”

“Our integrated e-commerce services saw a rise of USD1.67 million, thanks to our new fully managed e-commerce operation services, which generated USD3.28 million in revenue. However, digital marketing revenues plummeted from USD1.53 million to USD0.31 million because Google updated agreements with more stringent criteria for incentives. In order to cope with the change of policies from Google, we actively engaged in direct and indirect cooperations with other social platforms, such as TikTok and Facebook.”

“Our gross profit increased by USD2.31 million or 123.91% to USD 4.17 million, largely due to the new business fully managed e-commerce operation services with gross profit of USD2.94 million and gross profit margin of 89.62%.”

“Looking ahead, while we faced challenges in fiscal year of 2024, our expansion in integrated e-commerce positions us for future growth. We remain committed to enhancing partnerships, optimizing operations, and exploring new market opportunities. These strategies will help us navigate market fluctuations and achieve sustainable growth in the coming years.”

Fiscal Year 2024 Financial Results

Revenues

Total revenues decreased by approximately USD2.44million, or 19.19%, from approximately USD12.73 million for the year ended September 30, 2023 to approximately USD10.29 million for the year ended September 30, 2024, primarily attributable to the decrease of cross-border sales.

Our breakdown of revenues by revenue streams for the years ended September 30, 2024 and 2023 is summarized below:

	For the Years Ended September 30,
	2024	2023
	USD	USD
Cross border Sales	6,476,939	10,587,053
Integrated E-commerce services	3,812,742	2,146,286
Fully managed e-commerce operation services	3,280,002	—
Digital marketing services	312,180	1,527,247
Others	220,560	619,039
Total revenues	10,289,681	12,733,339

Our breakdown of revenues by geographic areas for the years ended September 30, 2024, and 2023 is summarized below:

	For the Years Ended September 30,
	2024	2023
	USD	USD
Japan	4,101,865	8,749,200
Hong Kong	3,612,126	1,987,182
China	2,575,690	1,996,957
Total revenues	10,289,681	12,733,339

Revenues from cross-border sales fell by USD 4.11 million, or 38.82%, from USD10.59 million in 2023 to USD6.48 million in 2024. Our Japanese subsidiary, EXTEND, accounted for USD 4.10 million or 39.86% of total revenues, but saw a 53.12% decline. This drop was primarily due to the yen's depreciation, which increased prices and reduced consumer purchasing power for non-essential 3C electronic products. The decrease was also exacerbated by the depreciation of the Japanese yen against U.S. dollars. The average exchange rate also worsened, dropping from $1=¥138.93 in 2023 to $1=¥150.33 in 2024, respectively, resulting in a decrease of 8.20%.

Revenues from integrated e-commerce services rose by USD1.67 million or 77.64%, from USD2.15 million to USD3.81 million, driven by a new fully managed e-commerce operation generating USD3.28 million.

Revenues from digital marketing services dropped to USD0.31 million due to stricter Google incentive policies and a 40.76% decline in merchant numbers. To adapt, we are partnering with platforms like TikTok and Facebook while expanding our e-commerce services.

Revenues from training, consulting, and TikTok agent services decreased by USD0.40 million or 64.37%, from USD 0.62 million to USD 0.22 million.

Cost of Revenues

Cost of revenues decreased by 43.68% from approximately USD10.87 million for the year ended September 30, 2023 to approximately USD6.12 million for the year ended September 30, 2024.

Gross Profit

Gross profit increased by approximately USD2.31 million, or 123.91%, from USD1.86 million for the year ended September 30, 2023 to USD4.17 million for the year ended September 30, 2024. The increase was primarily attributable by the new business fully managed e-commerce operation services with gross profit of USD2.94 million and gross profit margin of 89.62%. The high gross profit margin is mainly due to the low cost, which was mainly composed of the salaries of the operation personnel.

Gross profit margin of cross-border sales increased from 7.82% for the year ended September 30, 2023 to 13.99% for the year ended September 30, 2024. The decrease was mainly due to that the depreciation of the Japanese yen has led to a rise in prices of goods in Japan.

Gross profit margin of integrated e-commerce related services increased from 48.10% for the year ended September 30, 2023 to 85.52% for the year ended September 30, 2024. The increase was primarily attributable by the new business fully managed e-commerce operation services with gross profit of USD2.94 million and gross profit margin of 89.62%.

Operating Expenses

Operating expenses increased from USD2.43 million for the year ended September 30, 2023 to USD4.24 million for the year ended September 30, 2024, representing a year-on-year increase of 74.49%. This increase was primarily attributable to the increases in our general and administrative expenses, offsetting the decreases in selling and marketing expenses and research and development expenses.

Other income/(expenses), net

Other non-operating income increased from USD0.01 million for the year ended September 30, 2023 to USD0.02 million for the year ended September 30, 2024. Investment income increased by 2003.35% from USD2,119 for the year ended September 30, 2023 to approximately USD44,570 for the year ended September 30, 2024.

Income taxes

Income tax (expenses) /benefits decreased by USD0.65 million, from USD0.06 million of tax benefit for the year ended September 30, 2023 to USD0.59 million of tax expenses for the year ended September 30, 2024. This decrease was primarily attributable to net profit for the year ended September 30, 2024, and the valuation allowance for deferred tax assets.

Net (loss)

As a result of the foregoing, net loss decreased by USD0.21 million, or 32.69%, from USD0.65 million for the year ended September 30, 2023 to USD0.44 million for the year ended September 30, 2024.

About Linkage Global Inc

Linkage Global Inc is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Cayman conducts its operations through its operating subsidiaries in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through its operating subsidiaries, the Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. For more information, please visit www.linkagecc.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wealthfsllc.com

Linkage Global Inc
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2024 AND 2023
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of September 30,
	2024	2023
	USD
ASSETS
Current assets
Cash and cash equivalents	2,000,732	1,107,480
Accounts receivable, net	6,302,696	2,011,047
Inventories, net	66,331	679,732
Deferred offering costs	—	1,076,253
Deposits paid to media platforms	482,650	3,717,773
Prepaid expenses and other current assets, net	2,689,581	1,053,687
Short-term loan to third party	410,000	—
Total current assets	11,951,990	9,645,972

Non-current assets
Property and equipment, net	85,807	158,642
Deferred tax assets	—	149,129
Right-of-use assets, net	653,730	624,945
Other non-current assets	—	54,825
Total non-current assets	739,537	987,541
TOTAL ASSETS	12,691,527	10,633,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	624,723	1,142,667
Accrued expenses and other current liabilities	236,813	309,986
Short-term debts	32,810	—
Current portion of long-term debts	428,702	535,226
Contract liabilities	533,625	530,488
Amounts due to related parties	314,544	1,413,604
Lease liabilities - current	231,978	187,214
Convertible bonds	964,865	—
Income tax payable	1,017,619	581,235
Total current liabilities	4,385,679	4,700,420

Non-current liabilities
Long-term debts	839,560	1,996,326
Lease liabilities - noncurrent	441,504	439,854
Total non-current liabilities	1,281,064	2,436,180
Total liabilities	5,666,743	7,136,600

Commitments and contingencies (Note 22)

Shareholders’ equity
Ordinary shares (par value of US$0.00025 per share; 200,000,000 ordinary shares authorized, 21,500,000 and 20,000,000 ordinary shares issued and outstanding as of September 30, 2024 and 2023, respectively) *	5,375	5,000
Additional paid in capital	5,591,596	1,549,913
Statutory reserve	11,348	11,348
Retained earnings	1,613,217	2,052,553
Accumulated other comprehensive loss	(196,752)	(121,901)
Total shareholders’ equity	7,024,784	3,496,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,691,527	10,633,513

Linkage Global Inc

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2024	2023	2022
	USD
Revenues	10,289,681	12,733,339	22,028,303
Cost of revenues	(6,123,025)	(10,872,484)	(18,323,802)
Gross profit	4,166,656	1,860,855	3,704,501

Operating expenses
General and administrative expenses	(3,506,075)	(1,373,695)	(1,047,552)
Selling and marketing expenses	(434,856)	(595,804)	(812,062)
Research and development expenses	(302,280)	(588,108)	(628,350)
Gain from disposal of property and equipment	—	125,804	193,191
Total operating expenses	(4,243,211)	(2,431,803)	(2,294,773)
Operating (loss)/profit	(76,555)	(570,948)	1,409,728

Other income/(expenses)
Investment income	44,570	2,119	8,402
Impairment loss from equity investment	—	(60,046)	—
Interest income/(expenses), net	160,685	(102,360)	(79,455)
Other non-operating income	21,644	14,557	113,658
Total other income/(expenses), net	226,899	(145,730)	42,605

Income/(loss) before income taxes	150,344	(716,678)	1,452,333
Income tax (provision)/ benefit	(589,680)	63,950	(385,958)
Net (loss)/income	(439,336)	(652,728)	1,066,375

Net (loss)/income	(439,336)	(652,728)	1,066,375
Other comprehensive income
Foreign currency translation adjustment	(74,851)	(15,524)	(57,722)
Total comprehensive (loss) /income attributable to the Company’s ordinary shareholders	(514,187)	(668,252)	1,008,653

Earnings per ordinary share attributable to ordinary shareholders
Basic and Diluted*	(0.02)	(0.03)	0.05
Weighted average number of ordinary shares outstanding
Basic and Diluted*	21,175,342	20,000,000	20,000,000

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2024	2023	2022
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(439,336)	(652,728)	1,066,375

Adjustments to reconcile net (loss)/income to net cash (used in) /provided by operating activities:
Effect of exchange rate changes	(226,846)	—	—
Allowance for credit loss	958,584	116,428	—
Depreciation and amortization	86,911	83,226	81,625
Amortization of lease right-of-use assets	224,451	180,464	—
Share of profit from long-term investment	—	(2,119)	(8,402)
Disposal gain from property and equipment	—	(125,804)	(193,191)
Inventory write-downs	11,858	19,981	21,282
Deferred tax expenses/(benefits)	148,239	(160,402)	80,519
Long-term investment impairment	—	60,046	—
Changes in operating assets and liabilities:
Accounts receivable, net	(5,023,387)	36,738	(910,221)
Other non-current assets	—	—	(61,039)
Prepaid expenses and other current asset, net	1,870,567	(3,871,930)	(520,377)
Inventories, net	601,543	(359,859)	(78,455)
Accounts payable	(517,944)	624,347	(11,703)
Contract liabilities	3,137	84,680	371,639
Accrued expenses and other current liabilities	(37,987)	(25,816)	152,448
Amounts due from related parties	—	34,552	(40,098)
Amounts due to related parties	446,469	139,772	946,379
Tax payable	436,384	113,597	272,148
Operating lease liabilities	(178,037)	(178,341)	—
Net cash (used in)/provided by operating activities	(1,635,394)	(3,883,168)	1,168,928

Cash flow from investing activities
Purchase of property and equipment	—	(12,137)	(481,391)
Proceeds from disposal of property and equipment	—	1,745,094	1,265,217
Proceed from withdrawal of long-term investment	44,570	93,574	—
Provide short-term loan to third party	(410,000)	—	—
Purchase of long-term investments	—	—	(40,098)
Net cash (used in)/provided by investing activities	(365,430)	1,826,531	743,728

Cash flow from financing activities
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	5,356,417	—	—
Proceeds from issuance of convertible bonds	999,957	—	—
Payment of service fees for convertible bonds	(351,000)	—	—
Proceeds from short-term debts	133,044	—	160,391
Proceeds from long-term debts	—	1,238,592	1,167,861
Repayments of short-term debts	(101,778)	(107,963)	(280,692)
Repayments of long-term debts	(1,325,703)	(1,918,181)	(1,001,815)
Proceed of interest-free loan from related parties	3,031,467	—	—
Repayments of loans to a related party	(4,593,092)	—	—
Capital contribution from shareholder	—	1,430,612	—
Payments for deferred offering costs	(273,287)	(1,041,447)	—
Net cash provided by/(used in) financing activities	2,876,025	(398,387)	45,745
Effect of exchange rate changes	18,051	(123,887)	(51,067)
Net change in cash and cash equivalents	893,252	(2,578,911)	1,907,334
Cash and cash equivalents, beginning of the year	1,107,480	3,686,391	1,779,057
Cash and cash equivalents, end of the year	2,000,732	1,107,480	3,686,391

Supplemental disclosures of cash flow information:
Income tax paid	2,050	150,124	33,291
Interest expense paid	48,607	65,901	57,776

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	209,652	805,409	N/A